Mondee Holdings, Inc.
10800 Pecan Park Blvd., Suite 400
Austin, TX 78750

December 9, 2024

Via EDGAR Submission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Mondee Holdings, Inc.
Request for Withdrawal of Registration Statement on Form S-3
File No. 333-275616

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Mondee Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-3, File No. 333-275616, together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed on November 17, 2023. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement.

Accordingly, the Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Please provide a copy of the order granting withdrawal via email to the Company’s legal counsel, Lynwood Reinhardt of Reed Smith LLP, at lreinhardt@reedsmith.com. If you have any questions, please contact Mr. Reinhardt at 469-680-4220. Thank you for your attention to this matter.

Sincerely,

By:	/s/ Jesus Portillo
Name:	Jesus Portillo
Title:	Chief Executive Officer, Chief Financial Officer, Principal Executive Officer, and Principal Financial Officer